As filed with the Securities and Exchange Commission on February 14, 2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

THE CENTRAL EUROPE, RUSSIA AND TURKEY FUND, INC.
(Name of Subject Company (Issuer))

THE CENTRAL EUROPE, RUSSIA AND TURKEY FUND, INC.
(Name of Filing Person (Offeror))

COMMON STOCK,
$0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

153436100
(CUSIP Number of Class of Securities)

John Millette
Secretary
The Central Europe, Russia and Turkey Fund Inc.
c/o Deutsche Investment Management Americas, Inc.
One Beacon Street
Boston, MA 02108
(617) 295-2572
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:
Donald R. Crawshaw, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4000

CALCULATION OF FILING FEE
________________

Transaction Valuation	Amount of Filing Fee
N/A*	N/A*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A
Form or Registration No.: N/A
Filing Party: N/A
Date Filed: N/A

☑	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
________________

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1

☑	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

  Press Release
FOR IMMEDIATE RELEASE
For additional information:
Deutsche Bank Press Office (212) 250-5536
Shareholder Account Information (800) 294-4366
DWS Closed-End Funds (800) 349-4281 or 00-800-
2287-2750 from outside the US

The Central Europe, Russia and Turkey Fund, Inc. Announces Commencement of Tender Offer

NEW YORK, NY February 14, 2014 — The Central Europe, Russia and Turkey Fund, Inc. (NYSE: CEE) (the “Fund”) announced the commencement of a self-tender offer on the terms and subject to the conditions set forth in the Fund’s Offer to Repurchase and the related Letter of Transmittal, which are being mailed to stockholders commencing today.

The Fund is offering to purchase up to 5% of its issued and outstanding shares of common stock at a price equal to 98% of the Fund’s net asset value (“NAV”) per share as determined by the Fund on the next business day after the date on which the offer expires.  The Fund normally calculates its NAV per share at 11:30 a.m. New York time on each day that the New York Stock Exchange is open for trading. The tender offer will terminate at 5:00 p.m. Eastern Time on March 17, 2014, unless extended.  If more than 5% of the Fund’s issued and outstanding shares are tendered in the offer and the Fund purchases shares in accordance with the terms of the offer, it will purchase shares from tendering stockholders on a pro rata basis.

The Fund’s offer is being made in accordance with its Discount Management Program (the “Program”). The Program provides for up to four, consecutive, semi-annual tender offers, each of which will be conducted by the Fund if its shares trade at an average discount to NAV of more than 10% during the applicable twelve-week measurement period, as the Fund’s shares did in the most recent measurement period, which commenced on September 16, 2013 and ended on December 6, 2013.

The Fund’s tender offer referred to in this announcement will be made only by the Fund’s Offer to Repurchase and the related Letter of Transmittal.  Stockholders should read these documents carefully when they become available to investors free of charge at the website of the Securities and Exchange Commission (www.sec.gov). Neither the Offer to Repurchase will be made to, nor will tenders pursuant to the Offer to Repurchase be accepted from or on behalf of, holders of shares in any jurisdiction in which making or accepting the Offer to Repurchase would violate that jurisdiction’s laws.

For more information on the tender offer, please contact the Fund’s information agent, AST Fund Solutions, Inc. at (800) 884-4725.

For more information on the Fund, including its most recent month-end performance, visit www.dws-investments.com or call (800) 349-4281 or 00-800-2287-2750 from outside the US.

Important Information

The Central Europe, Russia and Turkey Fund, Inc. is a non-diversified, closed-end investment company seeking long term capital appreciation through investment primarily in equity or equity-linked securities of issuers domiciled in Central Europe, Russia and Turkey. Because the Fund is non-diversified, it can take larger positions in fewer issues, increasing its potential risk. Investing in foreign securities, particularly those of emerging markets, presents certain risks, such as currency fluctuations, political and economic changes, and market risks. Any fund that focuses in a particular segment of the market will generally be more volatile than a fund that invests more broadly.

The shares of most closed-end funds, including the Fund, are not continuously offered. Once issued, shares of closed-end funds are bought and sold in the open market through a stock exchange. Shares of closed-end funds frequently trade at a discount to net asset value. The price of a fund’s shares is determined by a number of factors, several of which are beyond the control of the fund. Therefore, a fund cannot predict whether its shares will trade at, below, or above net asset value. There can be no assurance that the Fund’s Discount Management Program will be effective in reducing the Fund’s market discount.

Investments in funds involve risk. Additional risks of the Fund are associated with international investing, such as government regulations and differences in liquidity, which may increase the volatility of your investment. Foreign security markets generally exhibit greater price volatility and are less liquid than the US market. Additionally, the Fund focuses its investments in certain geographical regions, thereby increasing their vulnerability to developments in that region and potentially subjecting the Fund’s shares to greater price volatility. Some funds have more risk than others. These include funds, such as CEE, that allow exposure to or otherwise concentrate investments in certain sectors, geographic regions, security types, market capitalization, or foreign securities (e.g., political or economic instability, which can be accentuated in emerging market countries).

This press release shall not constitute an offer to sell or a solicitation to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer or solicitation or sale would be unlawful prior to registration or qualification under the laws of such state or jurisdiction.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the Fund. The Fund is filing today with the Securities and Exchange Commission a tender offer statement on Schedule TO and related exhibits, including an offer to purchase, a letter of transmittal, and other related documents. Stockholders of the Fund should read its offer to purchase and the tender offer statement on Schedule TO, the letter of transmittal and related exhibits as they contain important information about the Fund’s tender offer. Stockholders can obtain these documents free of charge from the Securities and Exchange Commission’s website at www.sec.gov. or from the Fund’s information agent, AST Fund Solutions, Inc. at (800) 884-4725.

Certain statements contained in this release may be forward-looking in nature. These include all statements relating to plans, expectations, and other statements that are not historical facts and typically use words like “expect,” “anticipate,” “believe,” “intend,” and similar expressions. Such statements represent management’s current beliefs, based upon information available at the time the statements are made, with regard to the matters addressed. All forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, such statements. Management does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

NOT FDIC/ NCUA INSURED • MAY LOSE VALUE • NO BANK GUARANTEE NOT A DEPOSIT • NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY

Deutsche Asset & Wealth Management represents the asset management and wealth management activities conducted by Deutsche Bank AG or any of its subsidiaries. Clients will be provided Deutsche Asset & Wealth Management products or services by one or more legal entities that will be identified to clients pursuant to the contracts, agreements, offering materials or other documentation relevant to such products or services.  (R-34026-1  2/14)